VIA EDGAR


January 26, 2010

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn: Michael J. Shaffer

Re:  Application for Withdrawal of Registration Statement
     Ivy Long/Short Hedge Fund LLC
     File Nos. 333-100821 and 811-21246
     ----------------------------------

Ladies and Gentlemen:

Ivy Long/Short Hedge Fund LLC (the "Fund"), a Delaware limited liability company, hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), to withdraw its registration statement on Form N-2 (File Nos. 333-100821 and 811-21246) (the "Registration Statement") filed under the Securities Act and the Investment Company Act of 1940, as amended. The Registration Statement was initially filed with the Securities and Exchange Commission (the "Commission") on October 29, 2002 and amended on February 14, 2003 and May 16, 2003. The Registration Statement was not declared effective by the Commission under the Securities Act and no securities were sold pursuant to the Registration Statement. The Fund will also be filing a Form N-8F, Application for Deregistration.

If you have any questions concerning the foregoing, please contact Kenneth Gerstein, Esq. of Schulte Roth & Zabel LLP, counsel to the Fund, at (212) 756-2533.


                                    Very truly yours,

                                    Ivy Long/Short Hedge Fund LLC

                                    By:   /s/ Peter M. Sullivan
                                    ------------------------------
                                    Name:  Peter M. Sullivan
                                    Title: Secretary